Exhibit 1

FOR IMMEDIATE RELEASE	6 July 2010

WPP plc ("WPP")

2010 Interim Statement

WPP will announce its 2010 Interim Results on Tuesday, 24th August 2010 in respect of the six months ended 30th June 2010.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204